UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61082/December 1, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13660

In the Matter of :	
:	
M.G. PRODUCTS, INC., :	
MASSTOR SYSTEMS CORP., :	
MATRIX CONCEPTS, INC. (N/K/A :	
GLOBAL MEDIA GROUP :	
HOLDINGS, INC.), :	ORDER MAKING FINDINGS AND
MCB FINANCIAL CORP., :	REVOKING REGISTRATIONS BY
MEDIA888, INC. (F/K/A DIT :	DEFAULT
VENTURES, INC.), :	
MEDICAL PROPERTIES, INC., :	
MEDTRAK ELECTRONICS, INC., and :	
METRO DISPLAY ADVERTISING, INC. :	

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by October 23, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

      By Order dated November 9, 2009, I required Respondents to show cause, on or before November 24, 2009, why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to the Order to Show Cause have been received and the time for replying has also expired. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

      M.G. Products, Inc. (M.G. Products) (CIK No. 863111), is a suspended California corporation located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). M.G. Products is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form

10-Q for the period ended September 30, 1997, which reported a net loss of over $6.9 million for the prior nine months. As of October 13, 2009, the company's stock (symbol MGPR) was traded on the over-the-counter markets.

Masstor Systems Corp. (Masstor) (CIK No. 715086) is a forfeited Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Masstor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993. On September 8, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was converted to Chapter 7 and terminated on May 8, 1997. As of October 13, 2009, the company's stock (symbol MSCO) was traded on the over-the-counter markets.

Matrix Concepts, Inc. (Matrix Concepts) (n/k/a Global Media Group Holdings, Inc.) (Global Media) (CIK No. 1140463), is a void Delaware corporation located in Danville, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Matrix Concepts is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $908,240 for the prior six months. By letters dated October 31, 2009, and November 18, 2009, Global Media agreed not to contest the OIP.

MCB Financial Corp. (MCB) (CIK No. 902789) is a California corporation that merged out of existence and is located in San Rafael, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MCB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Media888, Inc. (Media888) (f/k/a DIT Ventures, Inc.) (CIK No. 1129094), is a dissolved Michigan corporation located in El Monte, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Media888 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $258,549 for the prior six months.

Medical Properties, Inc. (Medical Properties) (CIK No. 803608), is a Maryland corporation located in Encino, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Medical Properties is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1994, which reported a net loss of $684,000 for the prior three months.

Medtrak Electronics, Inc. (Medtrak) (CIK No. 828355), is a permanently revoked Nevada corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Medtrak is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996. On March 30, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on July 19, 2002.

Metro Display Advertising, Inc. (Metro Display) (CIK No. 944742), is a California corporation that merged out of existence and is located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Metro Display is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $472,159 for the prior three months. On January 22, 1992, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on July 31, 2000.

All of the Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. The OIP also alleges that Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance "as discussed in more detail above." That allegation is not sustained, inasmuch as the OIP does not discuss any such delinquency letters "above."

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of M.G. Products, Inc., Masstor Systems Corp., Matrix Concepts, Inc. (n/k/a Global Media Group Holdings, Inc.), MCB Financial Corp., Media888, Inc. (f/k/a DIT Ventures, Inc.), Medical Properties, Inc., Medtrak Electronics, Inc., and Metro Display Advertising, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge